[redacted]

PJD 3/11

SE 08028939 MISSION

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SEC Mail Processing Section
FEB 28 2008
Washington, DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 ACERO
(No. and Street)

MISSION VIEJO CA 92691
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BALSER, HOROWITZ, FRANK & WAKELING
(Name – *if individual, state last, first, middle name*)

1551 N. TUSTIN AVE, STE. 1010, SANTA ANA CA 92705
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of 12-31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

DAVID W. SCHOFIELD
Commission # 1605111
Notary Public - California
Orange County
My Comm. Expires Sep 29, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2007

FMN CAPITAL CORPORATION

December 31, 2007

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the Company) as of December 31, 2007, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
January 31, 2008

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$	253,232
Cash and cash equivalents - restricted		50,000
Accounts receivable		26,919
Investments in marketable equity securities		154,757
Prepaid expenses		6,916
Property and equipment, net		20,695
Total assets	$	512,519

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	6,652
Commissions payable		3,913
Income taxes payable		1,414
Total liabilities		11,979
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding		18,158
Retained earnings		426,750
Accumulated other comprehensive income		55,632
Total stockholder's equity		500,540
Total liabilities and stockholder's equity	$	512,519

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2007

Revenue	
Concessions	$ 1,855,074
Other income	43,510
Investment income	12,517
Gain (loss) on disposition of marketable equity securities	(4,787)
Total revenue	1,906,314
Operating expenses	
Administrative	350,584
Commissions	629,860
Licenses, permits and fees	33,217
Outside services	140,465
Shared office expense	183,014
Total operating expenses	1,337,140
Income before provision for income taxes	569,174
Provision for income taxes	8,206
Net income	560,968
Retained earnings, beginning of year	336,782
Dividends paid	(471,000)
Retained earnings, end of year	$ 426,750

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total
Balances at January 1, 2007	$ 18,158	$ 336,782	$ 24,624	$ 379,564
Net income	-	560,968	-	560,968
Other comprehensive income Unrealized gain on securities	-	-	31,008	31,008
Cash dividends paid	-	(471,000)	-	(471,000)
Balances at December 31, 2007	$ 18,158	$ 426,750	$ 55,632	$ 500,540

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2007

As of the audited year ended December 31, 2007, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	560,968
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,922
Donation of marketable equity securities		12,942
Gain (loss) on disposition of marketable equity securities		(4,787)
(Increase) decrease in:		
Accounts receivable		(16,635)
Prepaid expenses		13,884
Increase (decrease) in:		
Accounts payable		1,303
Commissions payable		1,239
Income taxes payable		(1,510)
Cash provided by operating activities		574,326
Cash flows from investing activities		
Proceeds from sale of marketable equity securities		3,311
Acquisition of marketable equity securities		(16,755)
Acquisition of equipment		(10,302)
Cash used in investing activities		(23,746)
Cash flows from financing activities		
Cash dividends paid		(471,000)
Cash used in financing activities		(471,000)
Net change in cash		79,580
Cash and cash equivalents, beginning of year		223,652
Cash and cash equivalents, end of year	$	303,232

There were no non-cash investing or financing activities for the year ended December 31, 2007.

See accompanying notes and independent auditors' report

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1 - Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 5) are recognized based on the settlement date of the transaction. All other business is recognized on the trade date.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations of credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Note 1 – Summary of significant accounting policies (continued)

Capital requirement

Pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1 and as directed by the National Association of Securities Dealers (NASD), the Company is required to maintain a minimum net capital of $50,000. As a result, the Company maintains an account with its clearing house in the amount of $50,000. These funds are not available for current operations and are listed as cash and cash equivalents – restricted on the statement of financial condition.

Accounts Receivable

Substantially all of the accounts receivable are considered collectable. Accordingly, no allowance for doubtful accounts is recorded.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2007 was $6,922 and is recorded as administrative expenses in the statement of income and retained earnings.

Income taxes

Generally, income taxes have not been provided for because the Company's stockholders elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholder and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

Note 2 – Property and equipment

Property and equipment consists of the following:

Computer equipment	$ 17,190
Equipment	15,814
Furnishings	8,985
Total property and equipment	41,989
Accumulated depreciation	(21,294)
Property and equipment, net	$ 20,695

Note 3 – Marketable equity securities

At December 31, 2007, the Company held investments in marketable equity securities with a fair value of $154,757 and a cost basis of $99,125. The excess of fair value over cost of $55,632 is reported as accumulated other comprehensive income in the statement of changes in stockholder's equity.

The Company uses the specific identification method to determine the cost of securities sold. Proceeds from sales and maturities of available-for-sale securities and the resulting realized gains (losses) during the year ended December 31, 2007, are as follows:

Realized gain on sales	$ 8,185
Realized loss on sales	(12,972)
Gain (loss) on disposition of marketable equity securities	$ (4,787)

Note 4 - Income taxes

The provision for income taxes for the year ended December 31, 2007, consists of the following:

State	$ 8,206

Note 5 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is the 100% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice FMNCC for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2007, the Company paid $183,014 under the agreement.

Note 6 – Supplemental disclosures of cash flow information

Cash paid for:	
State franchise taxes	$ 6,792

Note 7 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in June 2005. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2007, was $2,680. Pursuant to Section XIII of the Clearing Agreement, in the event that the Company terminates the Clearing Agreement for any reason during the initial term of the Agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the Agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of accounts or within 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

FMN CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Computation of net capital

Total stockholder's equity	$ 500,540
Deduct other deductions and/or charges	72,992
Net capital	$ 427,548

Aggregate indebtedness

Items included in statement of financial condition:	
Other accounts payable	$ 8,710
Total aggregate indebtedness	$ 8,710

Computation of basic net capital requirement

Minimum dollar net capital required: Company	$ 50,000
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 425,138
Excess net capital at 1,000 percent	$ 375,138
Ratio: Aggregate indebtedness to net capital	2%

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

FMN CAPITAL CORPORATION
STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There was no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2007, with the final audit report attached.

FMN CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

FMN CAPITAL CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2008

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

In planning and performing our audit of the financial statements of FMN Capital Corporation (the Company), as of and for the years ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 · Fax (714) 543-1567

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
January 31, 2008

END